UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


Under the Securities Exchange Act of 1934
(Amendment No. __)*

Holloman Energy Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

435694 10 4
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(CUSIP Number)

Will Hart, Hart & Trinen, 1624 Washington St., Denver, CO 80203 - (303) 839-0061
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 21, 2007
-----------------------------------------------
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP No. 435694 10 4
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(1) Names of reporting persons.                             Holloman Corporation
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(2) Check the appropriate box if a member of a group                         (a)
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(see instructions)                                                           (b)
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(3) SEC use only
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(4) Source of funds (see instructions)                                        OO
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(5) Check if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e)
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(6) Citizenship or place of organization                                   Texas
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Number of shares beneficially owned by each reporting person with:
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(7)  Sole voting power                                                29,711,591
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(8)  Shared voting power                                              17,237,500
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(9)  Sole dispositive power                                           29,711,591
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(10) Shared dispositive power                                         17,237,500
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(11) Aggregate amount beneficially owned by each reporting person     57,926,421
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(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)
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(13) Percent of class represented by amount in Row (11)                   50.1 %
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(14) Type of reporting person (see instructions)                              CO
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001, of Holloman Energy Corporation ("Holloman Energy"), a Nevada corporation. The principal executive office of Holloman Energy is located at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Holloman Energy is principally engaged in the acquisition, exploration and development of oil and gas properties in Australia.

Item 2.  Identity and Background.

     The name of the corporation filing this statement is Holloman Corporation, a Texas corporation. Holloman Corporation's principal business and office address is 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Holloman Corporation is principally involved in the engineering and construction of pipelines and mid-stream gas processing facilities.

     Holloman Corporation was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 5 of this schedule.

Item 4.     Purpose of Transaction.

      Holloman Corporation acquired shares and warrants of Holloman Energy's common stock for private investment. Holloman Corporation does not have any plans or proposals which would relate to or result in actions listed by sections
(a)-(j) of this Item.

Item 5.  Interest in Securities of the Issuer.

     The following lists the dates, the number of shares and warrants acquired (directly or beneficially), and the consideration paid by Holloman Corporation for the securities of Holloman Energy.


                                                      Price Per
                                                        Share
  Date          Shares    Warrants    Consideration    Or Unit    Holder of Record
  ----          ------    --------    -------------   ---------   ----------------

11/21/2007    17,237,500                        (1)         (1)   Holloman Oil & Gas Ltd.
 3/07/2008    15,000,000              $     15,000     $ 0.001    Holloman Corporation
 9/30/2008       193,050              $     50,193     $  0.26    Holloman Corporation
10/06/2008     5,098,040 10,196,080   $  1,300,000     $ 0.255    Holloman Corporation
12/31/2008     1,812,783              $    150,461     $ 0.083    Holloman Corporation
 6/02/2009     6,045,218              $    604,522     $  0.10    Holloman Corporation
12/24/2009     1,562,500    781,250   $    750,000     $  0.48    Holloman Corporation
            ------------ ----------
              46,949,091 10,977,330
            ============ ==========

Sole voting power:            29,711,591
Shared voting power:          17,237,500
Sole dispositive power:       29,711,591
Shared dispositive power:     17,237,500

(1) In November 2007 Holloman Energy acquired Holloman Petroleum Pty. Ltd. in exchange for shares of Holloman Energy's common stock. Holloman Oil & Gas Ltd was the principal shareholder of Holloman Petroleum Pty. Ltd. and received 17,237,500 shares of Holloman Energy's common stock in exchange for its shares in Holloman Petroleum Pty. Ltd. Holloman Corporation owns Holloman Oil & Gas Ltd. and is the beneficial owner of the shares owned by Holloman Oil & Gas Ltd.

     Holloman Corporation beneficially owns 57,926,421 shares of the common stock of Holloman Energy, which represents 50.1% of the outstanding common stock of Holloman Energy.

     Except for the shares described in footnote (1) above, Holloman Corporation used its own funds to purchase the common stock and warrants of Holloman Energy. It is expected that Holloman Corporation will use its own funds to exercise any warrants which it holds.

     All shares or warrants of Holloman Energy acquired by Holloman Corporation were acquired in private transactions.

     Holloman Oil & Gas Ltd. is an Australian corporation with its principal business and office address at Unit 8-9, 88 Forrest Street, Cottesloe, WA, 6011, Australia. Holloman Oil & Gas Ltd. is principally engaged in the exploration of natural resources in Australia. Holloman Oil & Gas Ltd. was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     None.


                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLLOMAN CORPORATION



                                          By:
------------------                            ------------------------------
Date                                             Signature


                                          ----------------------------------
                                          Name and Title